UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

VALLEY ACQUISITION SUB, INC.

(Offeror)

SEATTLE GENETICS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

812586102

(CUSIP Number of Class of Securities)

Jean Liu

Executive Vice President, Legal Affairs & General Counsel

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,317,071.22	$75,859.98
*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated as the sum of (i) 52,835,532, the number of outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc. (“Cascadian Therapeutics”), multiplied by $10.00 per Share, (ii) 416,673, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series A preferred stock, multiplied by $10.00 per Share, (iii) 888,851, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series B preferred stock, multiplied by $10.00 per Share, (iv) 1,250,022, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series C preferred stock, multiplied by 10.00 per Share, (v) 659,013, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series D preferred stock, multiplied by $10.00 per Share, (vi) 1,818,000, the number of Shares reserved for issuance upon conversion of Cascadian Therapeutics series E preferred stock, multiplied by $10.00 per Share, (vii) 204,940, the number of Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by 10.00 per Share, (viii) 910,199, the number of Shares issuable pursuant to outstanding unvested Cascadian Therapeutics options to purchase Shares with an exercise price less than $10.00 per Share, multiplied by $4.78 (which is $10.00 minus the weighted average exercise price for such options of $5.22) (ix) 2,419,364, the number of Shares reserved for issuance upon settlement of outstanding Cascadian Therapeutics restricted stock units, multiplied by $10.00 per Share and (x) 4,237, the number of Shares reserved for issuance pursuant to Cascadian Therapeutics’ 2010 Employee Stock Purchase Plan, multiplied by $10.00 per Share. The calculation of the filing fee is based on information provided by Cascadian as of February 5, 2018.

**	The filing fee was calculated in accordance with Rule 0—11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”), to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc., a Delaware corporation (the “Company”), that are issued and outstanding at a price of $10.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(ii). This Schedule TO is being filed on behalf of Seattle Genetics and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1 through 9; Item 11.

Pursuant to General Instruction F to Schedule TO, all information set forth in the Offer, including all annexes thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated February 8, 2018.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, published February 8, 2018 in the Wall Street Journal.

(a)(1)(vii)	Seattle Genetics Press Release dated February 8, 2018

(d)(1)	Agreement and Plan of Merger, dated January 30, 2018, by and among Seattle Genetics, Purchaser and Cascadian Therapeutics (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Seattle Genetics with the Securities and Exchange Commission on January 31, 2018).

(d)(2)	Confidentiality Agreement, dated July 8, 2016, between Seattle Genetics and Cascadian Therapeutics.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
Name: Clay B. Siegall, Ph.D.
Title: President and Chief Executive Officer

VALLEY ACQUISITION SUB, INC.

By:	/s/ Jean Liu
Name: Jean Liu
Title: Executive Vice President, General Counsel, and Secretary